Exhibit 12

COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED CHARGES
SEARS, ROEBUCK AND CO. AND CONSOLIDATED SUBSIDIARIES

	Three
	Months	Year Ended
	Ended
	3/29/03
(millions, except ratios)	(unaudited)	2002	2001	2000	1999	1998

Fixed Charges
Interest and amortization of debt discount and expense on all indebtedness	$279	$1,143	$1,415	$1,248	$1,268	$1,423

Add interest element implicit in rentals	38	157	161	136	133	144

	317	1,300	1,576	1,384	1,401	1,567
Interest capitalized	0	4	11	4	5	5

Total fixed charges	$317	$1,303	$1,587	$1,388	$1,406	$1,572

Income
Income (loss) before income taxes, minority interest, and extraordinary loss	$310	$2,453	$1,223	$2,223	$2,419	$1,883
Deduct undistributed net income (loss) of unconsolidated companies	2	20	12	17	(5)	11

	308	2,433	1,211	2,206	2,424	1,872

Add
Fixed charges (excluding interest capitalized)	317	1,300	1,576	1,384	1,401	1,567

Income before fixed charges and income taxes	$625	$3,733	$2,787	$3,590	$3,825	$3,439

Ratio of income to fixed charges	1.97	2.86	1.76	2.59	2.72	2.19